Exhibit 99.88

DHX Media announces licensing deals for Abney and Teal

HALIFAX, March 13, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, announces that it has signed three licensing deals for the animated children's series The Adventures of Abney and Teal.

Abbey Home Media has licensed home entertainment rights for the animated series, starring the eponymous characters and their day to day adventures which unfold on a collection of little lake islands. Two titles are planned for release this year, with the first launching at retail this Easter. New licensee Cooneen & Misirli has also already licensed the rights to produce nightwear and underwear ranges.

Redan Publishing has licensed the rights to feature Abney and Teal in compilation magazines Fun to Learn Friends and Fun to Learn Favourites, along with the first option to potentially launch a standalone publication for the brand.

Stephen Gould, Commercial Director at DHX Media said: "Abney and Teal is a refreshing, quirky property which embodies wholesome fun and adventure in a city park landscape that is familiar the world over. It has proved hugely popular with broadcast audiences and in particular the lead territories of UK, Ireland, Australia and New Zealand. We are very excited to be further expanding the brand roll-out this year."

Developed from author and illustrator Joel Stewart's picture books, The Adventures of Abney and Teal makes use a mixture of 2D and 3D state of the art technology and animation techniques, and is the No.1 Top Children's Digital Programme in the most recent BARB poll.

The Adventures of Abney and Teal, acquired by DHX as part of the recent Ragdoll Worldwide Ltd. acquisition, is also one of the most popular brands on iPlayer, featuring in the top 10 most sought-after CBeebies brands in recent months with over 1 million requests, as well as being a top rated show on the CBeebies channel.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange

Disclaimer

This press release contains forward looking statements with respect to the Company, including statements about the value of the substantial issuer bid to the Company's remaining shareholders and its effects on the Company's earnings per share. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company's production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 4, 2013, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Enquiries: David A. Regan - EVP, Corporate Development & IR +1 902-423-0260

CO: DHX Media Ltd.

CNW 07:27e 13-MAR-14